David E. Gardels
Partner

1620 Dodge Street, Suite 2100
Omaha, NE  68102
Direct: 402.964.5027
Fax: 402.964.5050
david.gardels@huschblackwell.com

January 28, 2011

VIA EDGAR

Mr. Bruce R. MacNeil Senior Counsel Division of Investment Management Securities and Exchange Commission 450 Fifth Street, N.W. Washington, D.C. 20549

Re:	ZEA Capital Fund LLC, AAVIN Equity Advisors, LLC and
AAVIN Equity Partners II, LP
File No. 812-13798
Request for Withdrawal of Application

Dear Mr. MacNeil:

On July 16, 2010, ZEA Capital Fund LLC, AAVIN Equity Advisors, LLC and AAVIN Equity Partners II, LP (together, the “Applicants”) filed an application (the “Application”) for an order pursuant to sections 57(a)(4) and 57(i) of the Investment Company Act of 1940, as amended (the “Act”), and rule 17d-1 under the Act, permitting certain joint transactions that otherwise may be prohibited by section 57(a)(4) of the Act.

On behalf of my clients, the Applicants, I hereby respectfully request that the Application be withdrawn and that the Securities and Exchange Commission take no further action with respect thereto.  Further, the Applicants confirm that no action has been, nor will be, taken in reliance on the relief requested by the Application.

Should you have any questions regarding this request, please feel free to contact me at (402) 964-5027.  Thank you for your assistance in this matter.

Sincerely,

/s/ David E. Gardels
David E. Gardels
Partner

HUSCH BLACKWELL LLP